As filed with the Securities and Exchange Commission on October 5, 2006
Registration No. 333-130383

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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POST-EFFECTIVE AMENDMENT NO. 1
TO FORM SB-2 ON

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
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JAVELIN PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)
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Delaware	88-0471759
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
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125 CambridgePark Drive
Cambridge, MA 02140
(617) 349-4500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
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David B. Bernstein
General Counsel and Secretary
125 CambridgePark Drive
Cambridge, MA 02140
(617) 349-4500
(Name, address, including zip code, and telephone number, including area code, of agent for service)
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Copy to:
Bruce A. Rich, Esq.
Thelen Reid & Priest LLP
875 Third Avenue
New York, New York 10022
(212) 603-2000
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APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this registration statement as determined by the selling security holders.
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If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.   ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.   ☐

In connection with the initial filing on Form SB-2 (No. 333-130383), the Company paid a filing fee of $5,504.38 upon the initial filing in December 2005.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Notes

On December 16, 2005, Javelin Pharmaceuticals, Inc., (the “Company”), filed a registration statement on Form SB-2 (No. 333-130383) to register shares of its common stock, as well as shares of common stock underlying warrants, held by certain stockholders. The registration statement was declared effective on December 27, 2005. As of December 31, 2005, the Company ceased its SEC reporting status as a “small business issuer.”

This post-effective amendment on Form S-3 serves as a post-effective amendment to the initial registration statement on Form SB-2.

The Company has separately filed a registration statement on Form S-1 as a post-effective amendment to a Form SB-2 (No. 333-122177) for 14,862,692 shares of its common stock on behalf of the selling stockholders listed therein, which was declared effective on May 31, 2006, and a registration statement on Form S-3 (No. 333-136794) for 3,995,629 shares of its common stock on behalf of the selling stockholders listed therein, which was declared effective on August 25, 2006.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated October 5, 2006

PROSPECTUS

JAVELIN PHARMACEUTICALS, INC.

15,146,660 Shares of Common Stock

This prospectus relates to resales or other dispositions of up to 15,146,660 shares of our common stock, including 711,111 shares issuable upon the exercise of warrants, plus an additional 213,334 shares that may become issuable by reason of certain anti-dilution provisions in the warrants, by the stockholders identified in the “Selling Stockholders” section of this prospectus. The selling stockholders may offer and sell or otherwise dispose of the shares of our common stock from time to time at such prices and on such terms as they may determine.

We will not receive any proceeds from the sale or other disposition of the shares of our common stock by the selling stockholders. However, we will receive proceeds in the amount of $1.6 million assuming the exercise of all warrants held by the selling stockholders, subject to certain of the warrants being exercised under a “cashless” right. All of the expenses incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling stockholders will be borne by them.

An investment in the shares of our common stock involves risks. We urge you to read carefully the “Risk Factors” section beginning on page 6 and in the documents we file with the Securities and Exchange Commission that are incorporated by reference in this prospectus before making a decision to purchase our common stock.

Our common stock is listed on the American Stock Exchange under the symbol “JAV.” On October 3, 2006, the closing sale price of our common stock on the American Stock Exchange was $3.00 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                              , 2006

YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE HEREIN OR PROVIDED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THESE SECURITIES ARE NOT BEING OFFERED IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THOSE DOCUMENTS.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 under the Securities Act of 1933 that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration, or continuous offering, process. Under this shelf registration process, the selling stockholders may, from time to time, sell or otherwise dispose of up to 15,146,660 shares of our common stock at any time or from time to time.

Each time a selling stockholder sells or otherwise disposes of securities, the selling stockholder may be required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the selling stockholder and the terms of the common stock being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to the common stock. Any prospectus supplement may also add, update or change the information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described in the section of this prospectus entitled “Where You Can Find More Information.”

Moreover, this prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. You may refer to the registration statement and the exhibits thereto for more information about our common stock and us. Statements made in this prospectus regarding the contents of any contract or document filed as an exhibit to the registration statement are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document so filed. Each such statement is qualified in its entirety by such reference.

In the prospectus, references to “the Company,” “the company,” “we,” “us” and “our” mean Javelin Pharmaceuticals, Inc. and its subsidiaries, taken as a whole, unless the context otherwise requires.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), and in accordance with such laws we file annual, quarterly and current reports and other information with the SEC. The SEC maintains a website that contains annual, quarterly and current reports, proxy and information statements and other information with the SEC. The SEC’s website address is http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The information we file with the SEC and other information about us is also available on our website at http://javelinpharmaceuticals.com. However, the information on our website is not a part of, nor is such information to be deemed incorporated by reference into, this prospectus.

FORWARD LOOKING STATEMENTS

We are including the following cautionary statement in this prospectus to make applicable and take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by us or on our behalf. Forward looking statements include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. Certain statements contained herein are forward-looking statements and accordingly involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in good faith forward-looking statements. Our expectations, beliefs and projections are expressed in good faith and are believed by us to have a reasonable basis, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties, but there can be no assurance that management’s expectations, beliefs or projections will result or be achieved or accomplished. Any forward-looking statement contained in this document speaks only as of the date on which the statement is made. We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances that occur after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition to other factors and matters discussed elsewhere herein, the following are important factors that in our view, could cause actual results to differ materially from those discussed in the forward-looking statements: the carrying-out of our research and development program for our product candidates, including demonstrating their safety and efficacy at each stage of testing; the timely obtaining of and thereafter maintaining regulatory approvals and patents; the commercialization of our product candidates, at reasonable costs; the ability to compete against products intended for similar use by recognized and well capitalized pharmaceutical companies; our ability to raise capital when needed, and without adverse and highly dilutive consequences to stockholders; and our ability to retain management and obtain additional employees as required. We are also subject to numerous risks relating to our product candidates, manufacturing, regulatory, financial resources, competition and personnel as set forth in the section “Risk Factors” in this prospectus. Except to the extent required by applicable laws or rules, we disclaim any obligations to update any forward looking statements to reflect events or circumstances after the date hereof.

THE COMPANY

Background

Javelin Pharmaceuticals, Inc. (“Javelin”), through its wholly-owned subsidiary Innovative Drug Delivery Systems, Inc. (“IDDS”), is engaged in the research and development of products for the pain management market. Javelin was incorporated in July 2005 in the State of Delaware by Intrac, Inc., a Nevada corporation (“Intrac”), for the purpose of migrating the Intrac corporate entity to Delaware. The migratory merger became effective in September 2005. In December 2004, IDDS, then a private operating corporation, merged with Intrac, then a public reporting “shell” company, for the purpose of conducting the IDDS operations in a public entity. Intrac had been formed in September 2000 and had no active business operations between 2001 and December 2004. Upon the Intrac-IDDS merger, the IDDS operations became the business of Intrac. The IDDS executive officers and directors became our executive officers and directors, and these persons now comprise a majority of our executive officers and directors. In July 2006, our common stock was listed on the American Stock Exchange. The shares of common stock described in this prospectus give effect to the Intrac-IDDS merger and the migratory merger.

Business Overview

We are a specialty pharmaceutical company that applies proprietary technologies to develop new products and improved formulations of existing drugs that target current unmet and underserved medical need primarily in the pain management market. We are developing simple and user-friendly products, including new modes and routes of delivery for drugs optimized for relieving moderate-to-severe pain. In doing so, we intend to offer novel proprietary products that in some cases can be administered in a less invasive manner and generally should offer either improved safety or efficacy, or both, when compared to the currently available formulations on the market. In addition, the product choices currently available for the treatment of moderate-to-severe pain are limited in the doses that may be given due to side effects, including cardiovascular depression, tolerance and addiction, respiratory depression, constipation, sedation and general diminution of quality of life. Our product candidates are focused, in part, on treating a variety of pain disorders ranging from acute and episodic moderate-to-severe pain associated with breakthrough cancer pain, post-operative pain, post-trauma pain, such as orthopedic injury pain, procedural pain and burn pain. We believe that our products, assuming regulatory approvals, will offer the medical community and patients significant benefit and alternatives to the prescription pain medications available to pain sufferers today.

Our plan of operations for the next 12 months involves conducting the necessary research and development to advance each of our three late stage product candidates, Dyloject™ (injectable diclofenac), Rylomine™ (intranasal morphine), and PMI-150 (intranasal ketamine), along the drug development process. The existing formulations of these parent drugs, including oral diclofenac, oral and injectable morphine, and injectable ketamine, are well-known prescription medications with well-documented profiles of safety, efficacy and cost-effectiveness.

Our development program is designed to support global product registration, although special emphasis is placed upon U.S. and European filings for drug approval and product registration. Currently, Rylomine™ and Dyloject™ have completed, and PMI-150 is in, the Phase II product development stage based upon the U.S. regulatory classification. Over the coming year, development activity will focus on fulfilling the manufacturing requirements and generating the necessary preclinical and clinical data to support the submission packages outlined at our End-of-Phase II meetings at the U.S. Food and Drug Administration (“FDA”), for Rylomine™ and Dyloject™ earlier in 2006, and the design and/or implementation of the Phase III development plans for all three product candidates. The design, timing and cost of the Phase III development programs are largely determined by the clinical safety and efficacy data and feedback from the FDA at the End-of-Phase II meeting.

All three of our product candidates are in mid-to-late stage clinical trials as shown below:

Product candidate	Indication		Development stage
Dyloject™ (injectable diclofenac)	U.S. Europe	Post-operative pain Post-operative pain, anti-inflammatory	Phase III MAA Review (through Mutual Recognition Process)
Rylomine™ (intranasal morphine)	U.S. & Europe	Acute moderate-to-severe pain	Phase III Entering Phase III
PMI-150 (intranasal ketamine)	U.S. & Europe	Acute moderate-to-severe pain	Phase II Entering Phase III

Our most advanced product candidate in Europe is Dyloject™. In July 2005, we announced that we had met our primary endpoint in the pivotal European Phase II/III study for Dyloject™. In September 2005, at the European Society of Regional Anaesthesia and Pain Therapy (“ESRA”) annual meeting, we presented comprehensive results of this randomized, double-blind, placebo- and comparator-controlled Phase II/III pivotal clinical trail comparing the safety, efficacy and therapeutic equivalency of Dyloject™ to Voltarol®. The Marketing Authorization Application (“MAA”) submission for approval to sell this product in Europe was filed in September 2005, and was accepted for review in October 2005. The MAA review process typically takes one to several years for approval, rejection or approval subject to completion of additional requirements imposed on the applicant by the regulatory agency at the time of review completion.

In January 2006, we announced that we had met our primary endpoint of a linear dose response for pain relief over six hours in a Phase IIb US study of Dyloject™. The preliminary results of this randomized, double-blind, placebo- and comparator-controlled clinical trial comparing the safety and efficacy of Dyloject™ to IV ketorolac demonstrated that patients with moderate-to-severe pain after oral surgery who received Dyloject™ or IV ketorolac experienced statistically significant pain relief over six hours compared to patients who received a placebo. In addition, five minutes after intravenous injection, Dyloject™ demonstrated superior onset of pain relief compared to ketorolac as measured by statistically significant reductions in pain intensity and pain relief using both the VAS and categorical scales. Most importantly, in September 2006, we announced that the minimally effective dose of Dyloject™ in this study was 3.75mg, i.e., an unexpectedly low dose. To achieve analgesia with lower doses of injectable diclofenac than was previously felt necessary offers the potential to reduce dose-related adverse affects with substantially equivalent analgesia. In June 2006, we commenced enrolling patients in a larger post-operative pain study as the start of our U.S. Phase III program for Dyloject™.

In October 2005, we announced that we had met our primary endpoint of a linear dose response for pain relief over four hours in a Phase IIb study of Rylomine™. In February 2006, at the American Academy of Pain Medicine (AAPM) annual meeting, we presented comprehensive results of this randomized, double-blind, placebo- and comparator-controlled clinical trial comparing the safety and efficacy of Rylomine™ to IV morphine. This study demonstrated that patients with moderate-to-severe pain after orthopedic surgery who received Rylomine™ or intravenous morphine experienced statistically significant pain relief over four hours compared to patients who received a placebo. In April 2006, we announced that we held our End-of-Phase II meeting with the FDA and in May 2006, we initiated the U.S. Rylomine™ Phase III clinical program. We are also focused on seeking regulatory and scientific advice from French regulatory experts and the European Agency for Evaluation of Medicinal Products (the “EMEA”). The results of the clinical trials along with feedback from the regulatory agencies will determine the timing, extent and cost of the European Rylomine™ development program and product filings.

In 2005, we completed the PMI-150 and PMI-100 formulation and device bioequivalency programs and initiated additional Phase II studies. In May 2006, we announced preliminary results of a randomized, double-blinded, placebo-controlled pilot Phase II study of postoperative and orthopedic pain. PMI-150/100 separated from placebo with respect to the primary endpoint of total pain relief over 3 hours, however, unlike previous results in postoperative and breakthrough pain, statistical significance was not achieved. We continue to investigate PMI-150 in additional Phase II clinical trials as part of our ongoing U.S. Phase II development program and expect to meet with the FDA in 2006 to finalize the initial design of a Phase III program for this product candidate.

Through June 30, 2006, we had invested approximately $50.7 million in research and development activities. The proprietary technology used to develop the product candidates is protected by patents filed and/or approved both in the United States and worldwide. We have licensed the worldwide exclusive rights to develop and commercialize the proprietary formulations of these product candidates. Since inception, we have been awarded approximately $5 million in competitive and peer-reviewed government funding, including contracts from the U.S. Department of Defense and grants from the National Institutes of Health/National Cancer Institute.

General

Our principal business office is located at 125 CambridgePark Drive, Cambridge, MA 02140, and our telephone number at that address is (617) 349-4500.

RISK FACTORS

Following are some specific factors that should be considered for a better understanding of our operations and financial condition. These factors and the other matters discussed by a prospective investor herein are important factors that could cause actual results or outcomes for us to differ materially from those discussed in the forward-looking statements included elsewhere in this prospectus. New factors emerge from time to time, and it is not possible for management to predict all of the factors, nor can it assess the effect of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Risks Related to Our Business

We currently have no product revenues and cannot estimate when product revenues may commence.

To date, we have devoted significant financial resources to research and development of our products. Until, and if, we receive approval from the FDA and from regulatory authorities in foreign jurisdictions for our product candidates, we cannot sell our products and we will not have product revenues. As a result, we have generated significant operating losses. As of June 30, 2006, we had an accumulated deficit of $68.2 million, excluding approximately $3.6 million deemed dividend; although, $18.6 million of this amount was related to a non-cash charge we incurred in connection with a research and development write-off related to our formation. We used substantial amounts of cash to date and expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure and research and development activities. We will fund our operations and capital expenditures from cash on hand, government grants and contracts and any additional financing.

We expect to need additional financing to operate our business, which financings may not be available on satisfactory terms or at all, thereby causing dilution to existing holders or reduction of research activities.

We believe that our existing cash and cash equivalents will be sufficient to support the current operating plan for at least through June 30, 2006. However, funding requirements may change as a result of many factors, including delays in development activities, underestimates of budget items, unanticipated cash requirements, increased regulatory requirements with attendant time delays, limitation of development of new potential products, future product opportunities with collaborators, future licensing opportunities and future business combinations. Consequently, we may need to seek additional sources of financing, which may not be available on favorable terms, if at all.

If needed, we would seek to raise additional financing through public or private equity offerings, debt financings or additional corporate collaboration and licensing arrangements. To the extent we raise additional capital by issuing equity securities, our stockholders may experience dilution. To the extent that we raise additional capital by issuing debt securities, we would incur substantial costs relating to interest payments, may be required to pledge assets as security for the debt and may be constrained by restrictive financial and/or operational covenants. To the extent that we raise additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us.

If we do not succeed in raising additional funds on acceptable terms, we may be unable to complete planned pre-clinical and clinical trials or obtain approval of our product candidates from the FDA and regulatory authorities in foreign jurisdictions. In addition, we could be forced to discontinue product development, curtail operations, reduce or forego sales and marketing efforts and lose attractive business opportunities.

We are not currently profitable and may never achieve or sustain profitability.

We have a history of losses, expect to incur substantial losses and negative operating cash flows for the foreseeable future, and may not achieve or maintain profitability. For the years ended December 31, 2003, 2004 and 2005, we had net losses of $3.2 million, $7.0 million and $10.6 million, respectively, and for the six months ended June 30, 2006, we had a net loss of $4.5 million. Even if we succeed in developing and commercializing one or more of the product candidates, we expect to incur substantial losses for the foreseeable future and may never become profitable. We also expect to continue to incur significant operating and capital expenditures for the next several years and anticipate that our expenses will increase substantially in the foreseeable future as we:

•	continue to undertake pre-clinical development and clinical trials for the product candidates;

•	seek regulatory approvals for the product candidates;

•	implement additional internal systems and infrastructure;

•	hire additional personnel; and

•	expand research and development activities.

We also expect to experience negative cash flows for the foreseeable future as we fund our operating losses and capital expenditures. As a result, we will need to generate significant revenues in order to achieve and maintain profitability. We may not be able to generate these revenues or achieve profitability in the future. Our failure to achieve or maintain profitability could negatively impact the value of our common stock.

We have a limited operating history upon which to base an investment decision.

We are a development-stage company and have not yet demonstrated our ability to perform the functions necessary for the successful commercialization of any of the product candidates. The successful commercialization of our product candidates will require us to perform a variety of functions, including:

•	continuing to undertake preclinical development and clinical trials;

•	participating in regulatory approval processes;

•	formulating and manufacturing products;

•	entering into arrangements with manufacturers; and

•	conducting sales and marketing activities either directly or through distributors.

Our operations have been limited to organizing and staffing, acquiring, developing and securing our proprietary technology and undertaking pre-clinical trials and clinical trials of our principal product candidates. These operations provide a limited basis to assess our ability to commercialize our product candidates and the advisability of investing in our common stock.

We will incur increased costs and management time in seeking to implement the requirements of the Sarbanes-Oxley Act of 2002 and other corporate regulations

Since late 2004, our SEC reporting status has evolved from “small business” issuer to “non-accelerated” full reporting issuer to “accelerated” filer becoming subject to Section 404 of The Sarbanes-Oxley Act of 2002. By reason of this reporting status, as well as new disclosure rules of the Securities and Exchange Commission and the American Stock Exchange, we expect that our legal and financial compliance costs will substantially increase and that a significant portion of management’s time will be allocated in order to comply with these rules, especially over the next several months with respect to compiling the initial comprehensive documentation of our internal controls, and then evaluating and testing the operating effectiveness of our internal controls systems in seeking compliance with Section 404. If we do not implement the Section 404 requirements in a timely manner and with adequate compliance, we may not be able to accurately report our financial results and might become subject to investigation by regulatory authorities. Any disclosure of inability to meet such compliance could be detrimental to investors’ confidence in us, and thereby result in price declines in our common stock.

If we fail to obtain or maintain the necessary U.S. or worldwide regulatory approvals for the product candidates, we will be unable to commercialize them.

Government regulations in the U.S. and other countries have a significant impact on our business and affect the research and development, manufacture and marketing of our products. We will require FDA approval to commercialize our product candidates in the U.S. and approvals from similar regulatory authorities in foreign jurisdictions to commercialize our product candidates in those jurisdictions. In order to obtain FDA approval of any of our product candidates, we must submit to the FDA a New Drug Application (“NDA”), demonstrating that the product candidate is safe for humans and effective for its intended use. This demonstration requires significant research and animal testing, which are referred to as pre-clinical studies, as well as human studies, which are referred to as clinical trials. We cannot predict whether our research and clinical approaches will result in drugs that the FDA considers safe for humans and effective for indicated uses. The FDA has substantial discretion in the drug approval process it may either refuse to accept our application or may decide after review of our application that the data is insufficient to allow approval of the relevant product. If the FDA does not accept or approve our application, it may require us to conduct additional pre-clinical testing, manufacturing studies or clinical studies and submit that data before it will reconsider our application. The FDA may also require us to perform post-approval studies. The approval process may also be delayed by changes in government regulation, future legislation or administrative action or changes in FDA policy that occur prior to or during our regulatory review. Delays in obtaining regulatory approvals may:

•	delay commercialization of, and our ability to derive product revenues from, the product candidates;

•	impose costly procedures; and

•	diminish competitive advantages that we may otherwise enjoy.

Even if we comply with all FDA requests, the FDA may ultimately reject one or more of our NDAs. We cannot be certain that we will ever obtain regulatory clearance for any of our product candidates. Failure to obtain FDA approval of any of our principal product candidates will severely undermine our business by reducing the number of potential salable products and, therefore, corresponding product revenues. Also, the FDA might approve one or more of the product candidates but may also approve competitors’ products possessing characteristics that offer their own treatment advantages.

Before we submit our NDAs, we plan to request waivers or deferrals from the requirement under the Pediatric Research Equity Act of 2003 to include an assessment, generally based on clinical study data, of the safety and efficacy of our drugs for all relevant pediatric populations. We can make no assurances that the FDA will grant our waiver or deferral requests. If we are required to conduct clinical research studies in pediatric patients, this could delay the development and possible approval of our products and increase the overall costs of product approvals.

In addition, even after these product candidates are marketed, the products and the manufacturers are subject to continual vigilance and review by applicable regulatory authorities, including FDA adverse event reporting requirements and FDA requirements governing product distribution, advertising and promotion. At any stage of development or commercialization, the discovery of previously unknown problems with the product candidates, our own manufacturing or the manufacture by third-party manufacturers may result in restrictions on the products or the manufacture, including withdrawal of the product from the market.

In foreign jurisdictions, we must receive approval from the appropriate regulatory, pricing and reimbursement authorities before we can commercialize and market our drugs. Foreign regulatory approval processes generally include all of the risks associated with the FDA approval procedures described above. Pursuing foreign regulatory approvals will be time-consuming and expensive. The regulations vary among countries, and foreign regulatory authorities may require different or additional clinical trials than we conducted to obtain FDA approval for our product candidates. We cannot give any assurance that we will receive the approvals necessary to commercialize the product candidates for sale outside the U.S.

Because we have limited foreign regulatory, clinical and commercial resources, we may plan to commercialize some products internationally through collaborative relationships with foreign partners. Future partners are critical to our international success. We may not be able to enter into collaboration agreements with appropriate partners for important foreign markets on acceptable terms, or at all. Future collaborations with foreign partners may not be effective or profitable for us.

The product candidates contain controlled substances, the supply of which may be limited by U.S. government policy and the availability of which may generate public controversy, thereby reducing or restricting any future marketing arrangements or sales.

The active ingredients in some of the current product candidates, including morphine and ketamine, are regulated by the U.S. Drug Enforcement Administration (“DEA”), as Schedule II or III substances under the Controlled Substances Act of 1970. Most states place similar controls over these products under the Board of Pharmacy or similar agency. Consequently, their manufacture, shipment (including import and export), storage, sale and use are subject to the highest degree of regulation and accountability. For example, all regular Schedule II drugs must be prescribed by a physician, or under a physician’s direction, and may not be refilled within 30 days. Furthermore, the amount of Schedule II substances we can obtain for clinical trials, manufacturing and commercial distribution is limited by the DEA under a quota system, and our allotment may not be sufficient to complete clinical trials or meet commercial demand, if any.

Products containing controlled substances may generate public controversy. The World Health Organization advocates balance in national analgesic policies so as to meet medical needs for opioids and other controlled substances while reducing opportunities for drug abuse, misuse and diversion. Opponents of these products, however, may seek restrictions on marketing and withdrawal of any regulatory approvals. In addition, these opponents may seek to generate negative publicity in an effort to persuade the medical community to reject these products. Political pressures and adverse publicity could lead to delays in the introduction and marketing of the product candidates, increased expenses for marketing, and/or restricted availability of its product candidates. Our contract manufacturers that make and handle controlled substances also are subject to inspections by DEA and state authorities to evaluate ongoing compliance with security and other requirements under relevant federal and state-controlled substance law and regulations. We do not have control over the contract manufacturers’ compliance with these regulations and standards. Failure to comply with applicable law and regulatory requirements may result in action such as civil penalties, refusal to renew necessary registrations, or initiating proceedings to revoke those registrations and, in certain circumstances, criminal proceedings. If one of these manufacturers has its registration revoked, denied or suspended, it can no longer lawfully possess or distribute controlled substances, thereby possibly resulting in a negative impact on our business.

The product candidates are in the middle-to-late stages of clinical trials and there is no assurance that final approval will be obtained.

The product candidates may never be successfully marketed or manufactured. The three principal product candidates, Dyloject™, Rylomine™ and PMI-100/150, are in the middle-to-late stages of clinical testing on a limited number of patients. For some medical uses for which we hope to market the product, to date there have been few or no studies to determine the efficacies of the specific product candidates. It also is possible that the FDA will disagree with our current clinical and pre-clinical research plans and require us to conduct more extensive studies than we currently anticipate before that agency will consider our products for marketing approval. Some of our future studies involve drug exposures for durations that are significantly longer than we have tested thus far. The longer-term studies could reveal safety or other issues that could have an adverse impact on the ability to gain marketing approval. The FDA has raised certain issues with respect to some of the products, such as irritation seen in animals treated with the diclofenac product candidate and known toxicities of cyclodextrins other than the hydroxypropyl-beta-cyclodextrin that is employed to solubilize diclofenac in our product candidate. We need to commit substantial time and additional resources in order to conduct further clinical trials before we can submit an NDA with respect to any of these product candidates. We cannot predict with any certainty if or when we might submit an NDA for regulatory approval of any of our product candidates.

Clinical trials are expensive, time-consuming and difficult to design and implement which could affect allocations of funds and time from other programs.

Clinical trials are expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Further, the medical, regulatory and commercial environment for pharmaceutical products changes quickly and often in ways that we may not be able to accurately predict. The clinical trial process is also time-consuming. We estimate that clinical trials of the product candidates will take several more years to complete. Furthermore, as failure can occur at any stage of the trials, we could encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

•	changes to applicable regulatory requirements;

•	unforeseen safety issues;

•	determination of dosing issues;

•	lack of effectiveness in the clinical trials;

•	slower than expected rates of patient recruitment;

•	inability to monitor patients adequately during or after treatment;

•	inability or unwillingness of medical investigators to follow our clinical protocols;

•	inability to maintain a supply of the investigational drug in sufficient quantities to support the trials; and

•
suspension or termination of clinical trials for various reasons, including noncompliance with regulatory requirements or changes in the clinical care protocols and standards of care within the institutions in which our trials take place.

In addition, we or the FDA may suspend the clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in our Investigational New Drug Application (“IND”) submissions or the conduct of these trials.

A number of companies in the biotechnology and drug development industry have suffered significant setbacks in advanced clinical trials despite promising results in earlier trials. In the end, we may be unable to develop marketable products.

The results of the clinical trials may not support the product candidate claims.

Even if the clinical trials are completed as planned, we cannot be certain that the results will support the product candidate claims or that the FDA or government authorities will agree with our conclusions regarding such results. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. We cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and pre-clinical testing. The clinical trial process may fail to demonstrate that the product candidates are safe for humans and effective for indicated uses. This failure would cause us to abandon a product candidate and may delay development of other product candidates. Any delay in, or termination of, the clinical trials will delay the filing of NDAs with the FDA and, ultimately, our ability to commercialize the product candidates and generate product revenues. In addition, the clinical trials involve a small patient population. Because of the small sample size, the results of these clinical trials may not be indicative of future results.

Delays in patient enrollment for clinical trials could increase costs and delay regulatory approvals.

The rate of completion of clinical trials will depend on the rate of patient enrollment. There may be substantial competition to enroll patients in clinical trials for other products in development. This competition has delayed the clinical trials of other biotechnology and drug development companies in the past. In addition, ongoing improvements in drug therapy, particularly for pain management drugs, may make it more difficult for us to enroll patients in our clinical trials as the eligible patient population may choose to enroll in clinical trials sponsored by other companies or choose other recently-approved therapies. Delays in patient enrollment can result in increased development costs and delays in regulatory approvals.

Physicians and patients may not accept and use our drugs which would cause a change in the business strategy with attendant delays and needs for capital for any new business, and possibly the cessation of business.

Even if the FDA approves our drugs, physicians and patients may not accept and use them. Acceptance and use of these drugs will depend upon a number of factors including:

•	perceptions by members of the health care community, including physicians, about the safety and effectiveness of these drugs and the use of controlled substances;

•	cost-effectiveness of these drugs relative to competing products;

•	availability of reimbursement for the products from government or other healthcare payers; and

•	effectiveness of marketing and distribution efforts by us and our licensees and distributors, if any.

Because we expect sales of the current product candidates, if approved, to generate substantially all of our product revenues for the foreseeable future, the failure of any of these drugs to find market acceptance would harm our business and could require us to seek additional financing.

Our ability to generate product revenues will be diminished if the drugs sell for inadequate prices or patients are unable to obtain adequate levels of reimbursement thereby reducing future levels of revenues and the ability to achieve profitability.

Our ability to commercialize the drugs, alone or with collaborators, will depend in part on the extent to which reimbursement will be available from:

•	government and health administration authorities;

•	private health maintenance organizations and health insurers; and

•	other healthcare payors.

Significant uncertainty exists as to the reimbursement status of newly-approved healthcare products. Healthcare payors, including Medicare, routinely challenge the prices charged for medical products and services. Government and other healthcare payers increasingly attempt to contain healthcare costs by limiting both coverage and the level of reimbursement for drugs. Even if the product candidates are approved by the FDA, insurance coverage may not be available and reimbursement levels may be inadequate to cover such drugs. If government and other healthcare payors do not provide adequate coverage and reimbursement levels for any of the products, the post-approval market acceptance of our products could be diminished.

The drug-development programs depend in large part upon third-party researchers who are outside our control.

We depend upon independent investigators and collaborators, such as universities, medical institutions and clinical research organizations, to conduct our pre-clinical and clinical trials under agreements with us. These collaborators are not our employees, and we cannot control the amount or timing of resources that they devote to our programs. These investigators may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If outside collaborators fail to devote sufficient time and resources to these drug-development programs, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new drugs, if any, will be delayed. These collaborators may also have relationships with other commercial entities, some of which may compete with us. If these collaborators assist our competitors at our expense, our competitive position would be harmed.

We will rely exclusively on third parties to manufacture our product candidates, without any direct control over timing for production and delivery, thereby possibly affecting any future revenues.

We have relied exclusively on a limited number of vendors to supply raw materials and finished goods for our product candidates, and the loss of one of these parties could harm our business. The FDA and regulatory agencies in other countries also periodically inspect manufacturing facilities, including third parties who manufacture products or active ingredients for us. The FDA may not believe that the chosen manufacturers have sufficient experience making the dosage forms that we have contracted with them to produce, and may subject those manufacturers to increased scrutiny. Pharmaceutical manufacturing facilities must comply with applicable good manufacturing practice standards, and manufacturers usually must invest substantial funds, time and effort to ensure full compliance with these standards. We will not have control over our contract manufacturers’ compliance with these regulations and standards. Failure to comply with applicable regulatory requirements can result in sanctions, fines, delays or suspensions of approvals, seizures or recalls of products, operating restrictions, manufacturing interruptions, costly corrective actions, injunctions, adverse publicity against us and our products and possible criminal prosecutions.

If we are unable to obtain sufficient supplies of raw materials or if there is a significant increase in the price of raw materials, our business would be seriously harmed. If any of the product candidates receives FDA approval, we expect to rely on one or more third-party contractors to supply our drugs. If the current or future third-party suppliers cease to supply the drugs in the quantity and quality we need to manufacture the drug candidates or if the current or future third-party suppliers are unable to comply with good manufacturing practice and other government regulations, the qualification of additional or replacement suppliers could be a lengthy process and there may not be adequate alternatives to meet our needs, which would negatively affect our business. We may not be able to obtain the necessary drugs used in our products in the future on a timely basis, if at all.

If we are unable to hire additional qualified personnel, our ability to grow the business may be harmed. We must hire and retain skilled employees in a tight labor market and will be subject to high labor costs and related increased employment expenses.

We will also need to hire additional qualified personnel with expertise in preclinical testing, clinical research and testing, government regulation, formulation and manufacturing, finance and accounting and sales and marketing. We will compete for qualified individuals with numerous biopharmaceutical companies, universities and other research institutions. Competition for such individuals, particularly in the Boston area, is intense, and we cannot be certain that our search for such personnel will be successful. Attracting and retaining qualified personnel will be critical to our success.

Skilled employees in the industry are in great demand. We are competing for employees against companies located in the Boston metropolitan area that are more established than we are and have the ability to pay more cash compensation than we do. We will require scientific personnel in many fields, some of which are addressed by relatively few companies. As a result, depending upon the success and the timing of clinical tests, we may experience difficulty in hiring and retaining highly skilled employees, particularly scientists. If we are unable to hire and retain skilled scientists, our business, financial condition, operating results and future prospects could be materially adversely affected.

12

We currently have no designated sales and marketing staff, nor any internal sales or distribution capabilities. In order to commercialize the products, if any are approved, we intend to develop internal sales, marketing and distribution capabilities to target particular markets for our products, as well as make arrangements with third parties to perform these services for us with respect to other markets for our products. We may not be able to establish these capabilities internally or hire sales personnel with appropriate expertise to market and sell the products, if approved. In addition, even if we are able to identify one or more acceptable collaborators to perform these services for us, we may not be able to enter into any collaborative arrangements on favorable terms, or at all.

If we enter into any collaborative arrangements for the marketing or sale of our products, our product revenues are likely to be lower than if we marketed and sold our products ourselves. In addition, any revenues we receive would depend upon the efforts of our collaborators, which may not be adequate due to lack of attention or resource commitments, management turnover, change of strategic focus, business combinations or other factors outside of our control. Depending upon the terms of the collaboration, the remedies we may have against an underperforming collaborator may be limited. If we were to terminate the relationship, it may be difficult or impossible to find a replacement collaborator on acceptable terms, if at all.

If we cannot compete successfully for market share against other drug companies, we may not achieve sufficient product revenues, and our business would suffer.

The market for our product candidates is characterized by intense competition and rapid technological advances. If the product candidates receive FDA approval, they will compete with a number of existing and future drugs and therapies developed, manufactured and marketed by others. Existing or future competing products may provide greater therapeutic convenience or clinical or other benefits for a specific indication than the products, or may offer comparable performance at a lower cost. If the products fail to capture and maintain market share, we may not achieve sufficient product revenues, and our business would suffer.

We will compete against fully-integrated pharmaceutical companies and smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. Many of these competitors have prescription analgesics already approved or in development. In addition, many of these competitors, either alone or together, with their collaborative partners, operate larger research and development programs and have substantially greater financial resources than we do, as well as significantly greater experience in:

•	developing drugs;

•	undertaking preclinical testing and human clinical trials;

•	obtaining FDA and other regulatory approvals of drugs;

•	formulating and manufacturing drugs; and

•	launching, marketing and selling drugs.

The United States Food, Drug, and Cosmetic Act and FDA regulations and policies provide incentives to manufacturers to challenge patent validity or create modified, noninfringed versions of a drug in order to facilitate the approval of abbreviated new drug application for generic substitutes. These same incentives also encourage manufacturers to submit new drug applications, known as 505(b)(2) applications, that rely on literature and clinical data not generated by or for the drug sponsor. In light of these incentives and especially if our products are commercially successful, other manufacturers may submit and gain approval for either an abbreviated new drug application or a 505(b)(2) application that will compete directly with our products.

Developments by competitors may render our products or technologies obsolete or noncompetitive.

Companies that currently sell both generic and proprietary opioid formulations include among others Abbott Laboratories, Alza Pharmaceuticals, AstraZeneca, Cephalon, Endo Pharmaceuticals, Elkins-Sinn, Janssen

Pharmaceutica, McNeil Consumer Healthcare, Purdue Pharma, Roxane Laboratories and Watson Laboratories. Alternative technologies are being developed to improve or replace the use of opioids for pain management, several of which are in clinical trials or have recently been approved by the FDA. These alternatives include Elan’s Prialt, Pfizer’s Lyrica, and combination products from Endo Pharmaceuticals. In addition, companies pursuing distinct but related fields such as neuromodulation devices represent substantial competition. Many of these organizations competing with us have substantially greater capital resources, larger research and development staffs and facilities, longer drug development history in obtaining regulatory approvals and greater manufacturing and marketing capabilities than us. These organizations also compete with us to attract qualified personnel, parties for acquisitions, joint ventures or other collaborations.

If we fail to adequately protect or enforce our intellectual property rights or secure rights to patents of others, the value of our intellectual property rights would diminish.

Our success, competitive position and future revenues will depend in part on our ability and the abilities of our licensors to obtain and maintain patent protection for our products, methods, processes and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights and to operate without infringing the proprietary rights of third parties. We are aware of a third party which could allege that certain uses of our product candidates infringe upon certain of such third party’s proprietary rights. Although we do not intend to market our product candidates for such uses and we are not aware of any such uses currently in practice, we may not be able to avoid claims made by such third party as a result of our product candidates being used by consumers for purposes other than as marketed by us.

We hold certain exclusive patent rights, including rights under U.S. patents and patent applications as well as rights under foreign patents and patent applications. We anticipate filing additional patent applications both in the U.S. and in other countries, as appropriate. However, we cannot predict:

•	the degree and range of protection any patents will afford us against competitors including whether third parties will find ways to challenge, invalidate or otherwise circumvent our patents;

•	if and when patents will issue;

•	whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications; or

•	whether we will need to initiate litigation or administrative proceedings which may be costly whether we win or lose.

Our success also depends upon the skills, knowledge and experience of our scientific and technical personnel, our consultants and advisors as well as our licensors and contractors. To help protect our proprietary know-how and inventions for which patents may be unobtainable or difficult to obtain, we rely on trade secret protection and confidentiality agreements. To this end, we require all of our employees, consultants, advisors and contractors to enter into agreements which prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business. These agreements may not provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information. If any of these trade secrets, know-how or other proprietary information is disclosed, the value of our trade secrets, know-how and other proprietary rights would be significantly impaired, and our business and competitive position would suffer.

If we infringe the rights of third parties, we could be prevented from selling products, forced to pay damages, and incur substantial costs in defending litigations.

If our products, methods, processes and other technologies infringe the proprietary rights of other parties, we could incur substantial costs and we may have to:

•	obtain licenses, which may not be available on commercially reasonable terms, if at all;

•	redesign our products or processes to avoid infringement;

•	stop using the subject matter claimed in the patents held by others;

•	pay damages; or

•	defend litigation or administrative proceedings which may be costly whether we win or lose, and which could result in a substantial diversion of our management resources.

We may be exposed to liability claims associated with the use of hazardous materials and chemicals.

Our research and development activities involve the controlled use of hazardous materials and chemicals. Although we believe that our safety procedures for using, storing, handling and disposing of these materials comply with federal, state and local laws and regulations, we cannot completely eliminate the risk of accidental injury or contamination from these materials. In the event of such an accident, we could be held liable for any resulting damages, and any liability could materially adversely affect our business, financial condition and results of operations. In addition, the federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous or radioactive materials and waste products may require us to incur substantial compliance costs that could materially adversely affect its business, financial condition and results of operations.

We may incur substantial liabilities and may be required to limit commercialization of our products in response to product liability lawsuits.

The testing and marketing of medical products entail an inherent risk of product liability. Although side effects from clinical trials thus far have been generally limited to symptoms known to be associated with these well-established medications, such as dysphoria (a feeling of malaise), and nausea, we may be held liable if any more serious adverse reactions from the use of our product candidates occurs. The product candidates involve new methods of delivery for potent drugs that require greater precautions to prevent unintended use, especially since they are designed for patients’ easy self-use rather than for administration by medical professionals. For example, the FDA may require us to develop a comprehensive risk management program for our product candidates to reduce the risk of improper patient selection, diversion and abuse. The failure of these measures could result in harmful side effects or death. As a result, consumers, regulatory agencies, pharmaceutical companies or others might make claims against us. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of the product candidates. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop, alone or with corporate collaborators. We currently carry clinical trial insurance but do not carry product liability insurance. We, or any corporate collaborators, may not be able to obtain insurance at a reasonable cost, if at all. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate if any claim arises.

Risk Related to Management

We may not successfully manage our growth, thereby preventing achievement of our business plan.

Our success will depend upon the expansion of our operations and the effective management of our growth, which will place a significant strain on our management and on our administrative, operational, and financial resources. To manage this growth, we must expand our facilities, augment our operational, financial and management systems, and hire and train additional qualified personnel. If we are unable to manage our growth effectively, our business would be harmed.

We rely on key executive officers and scientific and medical advisors whose knowledge of our business and technical expertise would be difficult to replace.

We are highly dependent on Daniel B. Carr, MD, Chief Executive Officer and Chief Medical Officer, as well as other executive officers, including Fred Mermelstein, PhD, President. We do not have “key person” life insurance policies for any of our officers. We do not have employment agreements with any person other than with Dr. Carr, Stephen J. Tulipano, our Chief Financial Officer, and David B. Bernstein, our General Counsel and Chief IP Counsel. The loss of the technical knowledge and management and industry expertise of any of our key personnel could result in delays in product development limitations on marketing capacity, and diversion of management resources, which could adversely affect operating results.

In addition, we rely on members of our scientific advisory board and consultants to assist us in formulating our research and development strategy. All of the members of our scientific advisory board and our clinical advisors have other jobs and commitments and may be subject to non-disclosure obligations that may limit their availability to work with us.

Market Risks

The market price of our common stock may fluctuate significantly which may cause certain investors to avoid purchasing our shares.

Since July 20, 2006 our common stock has been listed on The American Stock Exchange Inc. (the “ASE”), under the symbol ‘JAV.” The market price may fluctuate significantly in response to factors, some of which are beyond our control, such as:

•	announcement of new products or product enhancements by us or our competitors;

•	results of the testing and regulatory approval of our products;

•	developments concerning intellectual property rights and regulatory approvals and concerns;

•	quarterly variations in our and our competitors’ results of operations;

•	changes in earnings estimates or recommendations by securities analysts;

•	developments in our industry; and

•	general market conditions and other factors, including factors unrelated to our own operating performance.

There has been a limited market for our common stock that may accelerate price swings.

Recent history relating to the market prices of public companies indicates that, from time to time, there may be periods of extreme volatility in the market price of our common stock. As our common stock only recently began trading on the ASE, there is no assurance that the trading market will become more active. Prior thereto, the common stock had been traded on the OTC Bulletin Board with an inactive market and the bid and asked prices for our common stock having fluctuated significantly on low trading volumes. Since the December 2004 acquisition of IDDS the market prices of the common stock have ranged from $1.90 to $4.20 per share. Because of the limited trading volume in our common stock, holders may be unable to sell their shares of our common stock when or at prices they desire. Moreover, the inability to sell shares in a declining market because of such illiquidity or at a price holders desire may substantially increase their risk of loss.

The American Stock Exchange imposes listing standards on our common stock which we may not be able to fulfill, thereby leading to a possible delisting.

As a newly-listed ASE company, we are subject to ASE rules covering among other things, certain major corporate transactions, the composition of our Board of Directors and committees thereof, and the maintenance of the market price of our common stock. We had not previously been subject to similar regulations. The failure to meet these requirements may result in the de-listing of the common stock from the ASE, which could adversely affect the market price thereof.

Risks Related to our Common Stock

We have not previously paid dividends on our common stock and we do not anticipate doing so in the foreseeable future.

We have not in the past paid any dividends on our common stock and do not anticipate that we will pay any dividends on our common stock in the foreseeable future. Any future decision to pay a dividend on our common stock and the amount of any dividend paid, if permitted, will be made at the discretion of our board of directors.

We may issue shares of preferred stock that have greater rights than our common stock.

We are permitted by our certificate of incorporation to issue up to 5,000,000 shares of preferred stock. We can issue shares of our preferred stock in one or more series and can set the terms of the preferred stock without seeking any further approval from our common stockholders or other securityholders. Any preferred stock that we issue may rank ahead of our common stock in terms of dividend priority or liquidation rights and may have greater voting rights than our common stock.

Provisions in our certificate of incorporation and provisions under Delaware law may inhibit a takeover of the Company.

Under our certificate of incorporation, our board of directors is authorized to issue shares of our common or preferred stock without the approval of our stockholders, subject to certain ASE regulations. Issuance of these shares could make it more difficult for third parties to acquire the Company without the approval of our board of directors as more shares would have to be acquired to gain control. Also, Delaware law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. These provisions may deter hostile takeover attempts that could result in an acquisition of the Company that could have been financially beneficial to our stockholders.

USE OF PROCEEDS

We will not receive any portion of the proceeds from the sale of common stock by the selling stockholders. We may receive proceeds of up to $1.6 million if all the warrants are exercised and no cashless exercise procedure is used. Management currently anticipates that any such proceeds will be utilized for working capital and other general corporate purposes. We cannot estimate how many, if any, warrants may be exercised for cash as a result of this offering.

We are obligated to bear the expenses of the registration of the shares. We anticipate that these expenses will be approximately $15,000.

SELLING STOCKHOLDERS

This prospectus covers the offer and sale by the selling stockholders of up to 14,222,215 shares of common stock, 711,111 shares of common stock issuable upon exercise of outstanding warrants at an exercise price of $2.25 per share expiring in November 2010 and an additional 213,334 shares of common stock that may be issued by reason of certain anti-dilution provisions in the warrants. The selling stockholders are comprised of the purchasers in our November 2005 placement. Within the past three years, none of the selling stockholders has any relationship with us other than as a beneficial owner of our securities.

Except as specified below in a footnote to the selling stockholder table, a selling stockholder may not exercise its warrants to the extent such exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock in excess of 4.99% of our then outstanding shares following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of warrants which have not been exercised. A selling stockholder has the right to increase its blocker percentage to between 5.0% and 9.99% or to waive its blocker.

In accordance with the terms of the Registration Rights Agreement with the selling stockholders, the registration statement of which this prospectus is a part registers, in addition to shares listed below as owned by the selling stockholders, 130% of the 711,111 shares of common stock initially issuable upon exercise of the warrants (or an additional 213,334 shares) in the event of any future adjustments in the number of shares that may be issuable upon exercise of the warrants by reason of certain anti-dilution provisions therein. Because the exercise price of the warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. Except where otherwise indicated, the second numerical column to the table below assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

The following table sets forth, as of September 29, 2006 and upon completion of this offering, information with regard to the beneficial ownership of our common stock by each of the selling stockholders, including shares underlying warrants. The term “selling stockholder” includes the stockholders listed below and their respective transferees, assignees, pledges, donees and other successors.

Because the selling stockholders may offer all, some or none of their common stock, no definitive estimate as to the number of shares thereof that will be held by the selling stockholders after the offering can be provided. The following table has been prepared on the assumption that all shares of common stock offered under this prospectus will be sold.

Name	Shares beneficially owned before offering**	Number of shares offered by selling stockholders**	Percentage beneficial ownership after offering
Atlas Master Fund, Ltd. (1)	466,666	466,666	- 0 -
Beechwood Ventures LLC (2)	134,033	46,666	*
Bushido Capital Master Fund, LP (3)	233,333	233,333	- 0 -
David Wilstein and Susan Wilstein, Trustees of the Century Trust (4)	80,613	46,666	*
Drax Holdings, LP (5)	245,105	93,334	*
ECOrg, LLC (6)	23,333	23,333	- 0 -
Erasmus New York City Growth Fund, LP (7)	816,666	816,666	- 0 -
Gamma Opportunity Capital Partners, LP (8)	233,333	233,333	- 0 -
Goldman, Sachs & Co. (9)	1,400,000	1,400,000	- 0 -
Governing Dynamics Investments, LLC (10)	93,332	93,332	- 0 -
Martin J. Granoff (11)	233,333	233,333	- 0-
Ivan and Lisa Kaufman Family Trust (12)	199,917	46,666	*
Irvin R. Kessler (13)	191,743	140,000	*

Name	Shares beneficially owned before offering**	Number of shares offered by selling stockholders**	Percentage beneficial ownership after offering
Lakeside Partners, LLC (14)	70,000	70,000	- 0 -
MHR Capital Partners (100) LP (15)	141,410	141,410	- 0 -
MHR Capital Partners (500) LP (15)	1,025,257	1,025,257	- 0 -
NGN Biomed Opportunity I, L.P. (16)	1,895,974	1,895,974	- 0 -
NGN Biomed Opportunity I GMBH & Co. Beteiligungs KG (16)	1,370,693	1,370,693	- 0 -
Nite Capital LP (17)	69,999	69,999	-0-
Promed Offshore Fund II Ltd. (18)	1,032,071	46,667	2.4%
Aviv Raiz (19)	233,333	233,333	- 0 -
Henry Rothman (20)	58,979	23,333	*
Sky Ventures LLC (21)	134,866	69,999	*
Sonostar Capital Partners LLC (22)	1,483,190	1,166,667	*
Gary B. Stein (23)	63,640	46,666	*
Theta Investors, LLC (24)	2,333,333	2,333,333	- 0 -
Wechsler and Co., Inc. (25)	116,667	116,667	- 0 -
Wexford Spectrum Investors LLC (26)	2,679,309	2,333,333	*
Stephen P. Vermut & Barbara T. Vermut Trust (27)	439,066	116,667	*

*Less than 1.0%

**Does not include an aggregate of 213,334 shares (which represents 30% of the number of shares underlying the warrants for each selling stockholder) which may become issuable by reason of certain anti-dilution provisions in the warrants, and which shares are registered in this prospectus.

(1)   Includes 22,222 shares underlying warrants, and Scott Schroeder, holds voting and/or dispositive power over the shares held by the selling stockholder.

(2)   Includes 2,222 shares underlying warrants, and Kalman Renov holds voting and/or dispositive power over the shares held by the selling stockholder.

(3)   Includes 11,111 shares underlying warrants, and Christopher Rossman, as a managing director, holds voting and/or dispositive power over the shares held by the selling stockholder.

(4)   Includes 2,222 shares underlying warrants, and David Wilstein and Susan Wilstein, as trustees, hold voting and/or dispositive power over the shares held by the selling stockholder.

(5)   Includes 4,445 shares underlying warrants, and Linda A. Hamilton, Mary Tanner Hackney, Jeffrey L. Dyment or Lynn E. Coleman hold voting and/or dispositive power over the shares held by the selling stockholder.

(6)   Includes 1,111 shares underlying warrants, and Linda A. Hamilton, Mary Tanner Hackney, Jeffrey L. Dyment or Lynn E. Coleman hold voting and/or dispositive power over the shares held by the selling stockholder.

(7)   Includes 38,889 shares underlying warrants, and Saul Meyer holds voting and/or dispositive power over the shares held by the selling stockholder.

(8)   Includes 11,111 shares underlying warrants, and Jonathan P. Knight and Christopher Rossman hold voting and/or dispositive power over the shares held by the selling stockholder.

(9)   Includes 66,667 shares underlying warrants. Goldman, Sachs & Co. is an indirect, wholly-owned subsidiary of The Goldman Sachs Group, Inc., a publicly-traded company. No individual within Goldman, Sachs & Co. has sole voting and investment power with respect to the securities. This selling stockholder has increased its blocker percentage to 9.99%

(10)    Includes 4,444 shares underlying warrants, and Alex Mashinsky holds voting and/or dispositive power over the shares held by the selling stockholder.

(11)   Includes 11,111 shares underlying warrants.

(12)   Includes 2,222 shares underlying warrants, and Joseph Martello, Trustee, holds voting and/or dispositive power over the shares held by the selling stockholder.

(13)   Includes 6,667 shares underlying warrants.

(14)   Includes 3,333 shares underlying warrants, and Jamie J. Stahler holds voting and/or dispositive power over the shares held by the selling stockholder.

(15)   Includes (i) 6,734 shares underlying warrants owned by MHR Capital Partners (100) LP and (ii) 48,822 shares underlying warrants owned by MHR Capital Partners (500) LP, and Mark H. Rachesky holds voting and/or dispositive power over the shares held by the selling stockholders.

(16)   Includes 90,285 shares underlying warrants owned by NGN Biomed Opportunity I, L.P. and 65,271 shares underlying warrants held by NGN Biomed Opportunity I GmbH & Co. Beteiligungs KG.

(17)   Includes 3,333 shares underlying warrants, and Keith Goodman, as manager of the general partner, holds voting and/or dispositive power over the shares held by the selling stockholder.

(18)   Includes 2,222 shares underlying warrants, and Barry Kurokawa and David B. Musket hold voting and/or dispositive power over the shares held by the selling stockholder.

(19)   Includes 11,111 shares underlying warrants.

(20)   Includes 1,111 shares underlying warrants.

(21)   Includes 3,333 shares underlying warrants, and Dov Perlysky holds voting and/or dispositive power over the shares held by the selling stockholder.

(22)   Includes 55,556 shares underlying warrants, and Gregory Kiernan, as Managing Partner, holds voting and/or dispositive power over the shares held by the selling stockholders.

(23)   Includes 2,222 shares underlying warrants.

(24)   Includes 111,111 shares underlying warrants, and Joseph M. Jacobs and Charles E. Davidson hold voting and/or dispositive power over the shares held by the selling stockholder. This selling stockholder waived its blocker.

(25)   Includes 5,556 shares underlying warrants, and Paul A. Mieyal and Norman J. Wechsler hold voting and/or dispositive power over the shares held by the selling stockholder.

(26)  Includes 111,111 shares underlying warrants, and Joseph M. Jacobs and Charles E. Davidson hold voting and/or dispositive power over the shares held by the selling stockholder. This selling stockholder waived its blocker.

(27)   Includes 5,556 shares underlying warrants, and Stephan P. Vermut holds voting and/or dispositive power over the shares held by the selling stockholder.

Under the terms of the Registration Rights Agreement entered into as part of the November 2005 placement, we agreed to keep the registration statement, of which this prospectus is a part, effective until all the shares from the placement have been sold or such shares may be sold without the volume restrictions under Rule

144(k) of the Securities Act, subject to our terminating the offering at an earlier date by reason of future corporate developments which would require the updating of the registration statement.

We do not have any arrangement with any broker-dealer for it to act as an underwriter for the sale of the shares included herein for any of the selling stockholders. Each of these selling stockholders purchased the shares offered by it in this prospectus in the ordinary course of business, and at the time of purchase of such shares, it had no agreements or understandings, directly or indirectly, with any person for the distribution of such shares.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on the American Stock Exchange or any other stock exchange market or trading facility on which the shares are traded or in private transactions.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	exchange distribution in accordance with the rules of the applicable American Stock Exchange or another applicable exchange;

•	privately-negotiated transactions;

•	settlement of short sales effected after the date this registration statement was initially declared effective;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and

•	combination of any such methods of sale.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledge or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledge, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock or broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the name of any agent, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws in some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements in available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements, if applicable, of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

LEGAL MATTERS

Thelen Reid & Priest LLP will issue a legal opinion as to the validity of the issuance of the shares of common stock offered under this prospectus.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated by reference in reliance on the report (which contains an emphasis of a matter paragraph relating to our recurring losses and limited capital resources as described in Note 2 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus except for any information superseded by information contained directly in this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement.

(1)	our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on April 14, 2006;

(2)	our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006, filed with the SEC on August 14, 2006;

(3)	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006, filed with the SEC on May 12, 2006;

(4)	our proxy statement, dated June 20, 2006, for our 2006 Annual Meeting of Stockholders, filed June 27, 2006;

(5)	our current reports on Form 8-K, filed on April 7, 2006, April 17, 2006, May 1, 2006, May 11, 2006, May 16, 2006, June 2, 2006, June 15, 2006, July 7, 2006, July 14, 2006 and July 25, 2006;

(6)
the description of our common stock contained in the section entitled “Description of Capital Stock — Common Stock,” incorporated by reference from Post-Effective Amendment No. 2 to Form SB-2 to our registration statement on Form S-1 (File No. 333-122177), including the prospectus contained therein, filed with the SEC on May 30, 2006, including any amendment or report filed hereafter for the purpose of updating such description; and

(7)
all reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing of such reports and other documents.

You may obtain copies of these filings, at no cost, by writing or telephoning us at the following address:

Javelin Pharmaceuticals, Inc.
125 CambridgePark Drive
Cambridge, MA 02140
Attn: David B. Bernstein, Corporate Secretary
(617) 349-4500

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering made by this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the selling stockholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than those specifically offered hereby or an offer to sell or a solicitation of an offer to buy any of these securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Except where otherwise indicated, this Prospectus speaks as of the effective date of the Registration Statement. Neither the delivery of this Prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof.

15,146,660 Shares of Common Stock JAVELIN PHARMACEUTICALS, INC. PROSPECTUS _____________, 2006

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The aggregate estimated (other than the registration fee) expenses to be paid by us in connection with this offering are as follows:

Securities and Exchange Commission registration fee	$-0	-*
Accounting fees and expenses	4,500
Legal fees and expenses	5,000
Miscellaneous	500
Total	$10,000
*$5,504.38 was paid upon the filing of the initial registration statement.

Item 15. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s Board of Directors to grant, indemnification to officers and directors in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act, Article V our By-Laws provides for indemnification of our directors and officers to the maximum extent permitted by law.

Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of a director of a corporation to the corporation or to any of its stockholders for monetary damages for a breach of his fiduciary duty as a director, except in the case where the director (i) breaches his duty of loyalty, (ii) fails to act in good faith, engages in intentional misconduct or knowingly violates a law, (iii) authorizes the payment of a dividend or approves a stock repurchase in violation of the Delaware General Corporation Law or (iv) obtains an improper personal benefit. Article Eighth of our Certificate of Incorporation includes a provision which eliminates directors’ personal liability to the full extent permitted under the Delaware General Corporation Law, as the same exists or may hereafter be amended.

Item 16. Exhibits

Exhibit No.	Description
3.1	Certificate of Incorporation [incorporated by reference to Exhibit 3.1 in Registrant’s Form 8-K filed September 9, 2005 (the “September 2005 Form 8-K”)].
3.2	Certificate of Amendment to the Certificate of Incorporation [incorporated by reference to Exhibit 3i in Registrant’s Form 8-K filed July 25, 2006].
3.3	By-Laws (incorporated by reference to Exhibit 3.2 in the September 2005 Form 8-K).
5*	Opinion of Thelen Reid & Priest LLP.
23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
23.2	Consent of Thelen Reid & Priest LLP (included in Exhibit 5).
24	Power of Attorney (included on signature page).
_____________ * Filed herewith

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made. a post-effective amendment to this registration statement:

(i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933,

(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth, in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed it.. the registration statement or any material change to such information in the registration statement;

provided, however, that:

(a)   paragraphs 1(i) and (ii) do not apply if the registration statement is on Form S-3 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, and

(b)   paragraphs 1(i), (ii) and (iii) do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is pat of the registration statement.

(c)   Provided further, however, that paragraphs (1(i) and (ii) do not apply if the registration statement is for art offering of asset backed securities on Form S-1 or Form S-3, and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for purposes of determining any liability under the Securities Act: (i) If the registrant is relying on Rule 430B:

        (a)   each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

        (b)   each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof provided, however, that no statement made in a registration statement or incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)   That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Cambridge, Massachusetts, on the 29th day of September, 2006.

JAVELIN PHARMACEUTICALS, INC.

By	/s/ Daniel B. Carr
Daniel B. Carr, M.D., Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby authorizes and appoints Daniel B. Carr and Stephen J. Tulipano and each of them individually (the “Agent”), with full power of substitution and resubstitution, to file one or more amendments (including post-effective amendments) to this registration statement which amendments may make such changes in the registration statement as such Agent deems appropriate and each such person hereby appoints each such Agent as attorney-in-fact to execute in the name and on behalf of each such person, individually and in each capacity stated below, any such amendments to the registration statement.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities on the dates indicated.

Signature	Title	Date
/s/ Daniel B. Carr Daniel B. Carr	Chief Executive Officer and Director (Principal Executive Officer)	September 29, 2006
/s/ Stephen J. Tulipano Stephen J. Tulipano	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 29, 2006
Jackie M. Clegg	Director	September __, 2006
Martin J. Driscoll	Director	September __, 2006
/s/ Neil W. Flanzraich Neil W. Flanzraich	Director	September 29, 2006
/s/ Peter M. Kash Peter M. Kash	Director	September 29, 2006
/s/ Fred H. Mermelstein Fred H. Mermelstein	Director	September 29, 2006
/s/ Douglas G. Watson Douglas G. Watson	Director	September 29, 2006